Exhibit 99.1

Jayud Global Logistics Receives Nasdaq Notification of Non-Compliance with Listing Rule 5550(b)(1)

SHENZHEN, China, May 03, 2024 (GLOBE NEWSWIRE) -- Jayud Global Logistics Limited (NASDAQ: JYD) (“Jayud” or the “Company”), a leading end-to-end supply chain solution provider based in Shenzhen, specializing in cross-border logistics, today announced that on May 1, 2024, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires companies listed on Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000. In accordance with Nasdaq Marketplace Rule 5810(c)(2)(A), the Company has 45 calendar days (no later than June 17, 2024) to submit a plan to regain compliance. The Company intends to submit a compliance plan within 45 days of the date of the notification and will evaluate available options to resolve the deficiency and regain compliance. If its plan is accepted, the Company can be granted an extension of up to 180 calendar days from May 1, 2024 to evidence compliance. The notification letter has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on The Nasdaq Capital Market.

About Jayud Global Logistics Limited

Jayud Global Logistics Limited is one of the leading Shenzhen-based end-to-end supply chain solution providers in China, focusing on cross-border logistics services. Headquartered in Shenzhen, the Company benefits from the unique geographical advantages of providing a high degree of support for ocean, air, and overland logistics. The Company has established a global operation nexus featuring logistic facilities throughout major transportation hubs in China and globally, with footprints in 12 provinces in Mainland China and 16 countries across six continents. Jayud offers a comprehensive range of cross-border supply chain solution services, including freight forwarding, supply chain management, and other value-added services. With its strong service capabilities and research and development capabilities in proprietary IT systems, the Company provides customized and efficient logistics solutions and develops long-standing customer relationships. For more information, please visit the Company’s website: https://ir.jayud.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Jayud Global Logistics Limited

Investor Relations Department

Email: ir@jayud.com

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com